

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2013

Via E-mail
Mr. David N. Shafer, Esq.
Executive Vice President
WNC & Associates, Inc.
17782 Sky Park Circle
Irvine, California 92614

> **Re:** **WNC Housing Tax Credit Fund V, L.P., Series 3**
> **Schedule 13E-3 filed by WNC Housing Tax Credit Fund V, L.P., Series 3,**
> **WNC & Associates, Inc., WNC Investment Partners, LLC, and**
> **WNC Community Preservation Partners, LLC**
> **Filed on October 2, 2013**
> **File No. 005-52597**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on October 2, 2013**
> **File No. 033-91136**

Dear Mr. Shafer:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

Exhibit 16(c)(i)

1. Please refile page 69 of this exhibit so that it is legible.

<u>Preliminary Proxy Statement</u>

<u>General</u>

2.   Please prominently and clearly disclose on the first page of the disclosure document that limited partners are being asked to approve a sale of all of the remaining assets of the partnership to an affiliate of the general partner.

3.   Please prominently and clearly disclose the aggregate purchase price being paid by the GP Purchaser and the LP Purchaser for the assets, as well as the individual purchase prices for the Broadway LP Interest and Broadway GP Interest. Please also clearly contrast the aggregate purchase price with the appraised value of the assets.

4.   Please tell us how you have provided the information required by Item 14(c)(1) and (2) of Schedule 14A. Alternatively, please tell us how you concluded that this information was not required to be disclosed.

5.   Please place the section entitled "Special Factors" in the front of the disclosure document, with all required disclosure appearing under that title. See Rule 13e-3(e)(1)(ii).

6.   We note that the general partner has engaged in prior sales of Local Limited Partnerships. Please advise how the general partner determined that the first step in the Rule 13e-3 transaction did not occur prior to the current transaction. In addressing this comment, please discuss whether any prior sales of Local Limited Partnerships were made to affiliates of the general partner.

<u>Conflicts and Other Special Factors; Fairness, page 13</u>

7.   Please specifically address how the general partner determined that the $30,000 purchase price for the Broadway LP Interest is fair in relation to the appraised market value of $1.6 million. See Instruction 2(vii) to Item 1014 of Regulation M-A.

8.   Please provide the substantive and procedural fairness determinations of the LP Purchaser and the GP Purchaser.

9.   Please make the statement required by Item 1014(d) of Regulation M-A.

<u>Purchaser, page 28</u>

10.   Please make the statements required by Items 1003(c)(3) and (4) of Regulation M-A with respect to the Partnership, the LP Purchaser, and the GP Purchaser.

Form of Consent

11.   Please tell us how you determined that each of the four matters in the single proposal do not need to be presented separately in the form of consent and in the corresponding disclosure in the solicitation statement. See Rule 14a-4(a)(3) of Regulation 14A. Please also disclose the purpose for prongs (ii) and (iii) of the proposal, given that the sale being proposed is to an affiliate of the general partner.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Paul G. Dannhauser, Esq.
        Derenthal & Dannhauser LLP